Global Macro Portfolio

Special Meeting of Interestholders

The Portfolio held a joint Special Meeting of Interestholders on October 23, 2009 (adjourned from September 25, 2009) to approve an amendment to the current fundamental investment restriction regarding the purchase or sale of physical commodities and commodities contracts to provide that the Portfolio may invest in all types of commodities, commodities contracts and commodities related investments to the extent permitted by law. The following action was taken by the interestholders:

Iterest in the Portfolio

For	Against		Abstain

  79%	    5%	         6%

Results are rounded to the nearest whole number.